SERIES A-CF PREFERRED STOCK INVESTMENT AGREEMENT

This Series A-CF Preferred Stock Purchase Agreement (this "**Agreement**"), dated as of the last date set forth in the signature page, and is between Black Autumn Show Inc., a Delaware corporation (the "**Company**") and the undersigned purchaser.

RECITALS

WHEREAS, the Company has conducted an offering (the "**Offering**") of its Series A-CF Preferred Stock (the "**CF Stock**") pursuant to Section 4(a)(6) of the Securities Act of 1933, and the regulations promulgated thereunder ("**Regulation CF**");

WHEREAS, the Company has caused a Form C to be filed (together with all exhibits and attachments, the "**Form C**"); and

WHEREAS, the undersigned Purchaser has agreed via the funding portal, VAS Portal, LLC, that the purchaser will acquire a number of CF Stock as listed in the signature page of this Agreement.

AGREEMENT

ACCORDINGLY, intending to be legally bound hereby, the parties hereby agree as follows:

1. **PURCHASE AND SALE OF SERIES A-CF PREFERRED STOCK**.

1.1 **Sale and Issuance of Series A-CF Preferred Stock**.

1.1.1 The Company shall adopt and file the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of Exhibit A attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Delaware on or before the Initial Closing.

1.1.2 Subject to the terms and conditions of this Agreement, each undersigned investor (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of Shares, rounded down to the nearest whole share, as set forth on the signature page attached hereto.

1.1.3 Payment for the Shares shall be received by North Capital Private Securities Corporation (the "**Escrow Agent**") from each Purchaser investing via the online platform (the "**Online Purchasers**") provided by VAS Portal LLC at the domain name https://invest.angel.com/homestead (the "**Online Platform**"), by ACH, debit, wire transfer of immediately available funds, or other means approved by the Company, prior to the Closing in the Amount of Purchaser's subscription. For the avoidance of doubt, no initial purchase requests from new Purchasers will be accepted after the Offering Deadline. Tendered funds by Online Purchasers will be promptly sent to the Escrow Agent and remain in escrow until aggregate purchase requests equal or exceed $1,000,000 (the "**CF Minimum**"). If the CF Minimum has not been met by or before the offering deadline (as defined in the Form C) (such date, the "**Offering Deadline**"), any money tendered by Online Purchasers will be promptly returned by the Escrow Agent. In addition, in the event that sufficient funds needed to reach the CF Minimum has not been received by the Escrow Agent by or before the date that is two weeks following the

Offering Deadline, any money tendered by Online Purchasers will be promptly returned by the Escrow Agent and a Closing may not occur.

              1.1.4   Each Purchaser's subscription may be accepted or rejected in whole or in part, at any time. In addition, only a portion of the number of CF Stock the Purchaser has subscribed for may be allocated to such Purchaser. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If a Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder relating to the rejected portion of the subscription shall terminate.

           1.2   **Closing; Delivery**.

              1.2.1   The initial purchase and sale of Shares hereunder shall take place remotely via the exchange of electronic or physical documents and signatures at the Closing on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company, and Company accepts Purchaser's subscription (which date is referred to herein as the "**Initial Closing**"). The Initial Closing must take place no later than the 180th day after the Offering Deadline ("**Closing Deadline**"). In the case where Purchaser's funds are held in escrow, Company and VAS Portal LLC shall jointly deliver an instruction letter to the Escrow Agent notifying them that all the necessary conditions for an Initial Closing have been met, an Initial Closing has occurred, and the amount of funds that shall be released from escrow representing Purchaser's subscription Amount.

              1.2.2   At any time and from time to time immediately following the Initial Closing until the Closing Deadline, the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the $2.30, a dollar amount up to $5,000,000 price paid for the Shares actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing Shares at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing. In the case where Purchaser's funds are held in escrow, Company and VAS Portal, LLC shall jointly deliver an instruction letter to the Escrow Agent notifying them that all the necessary conditions for an Additional Closing have been met, an Additional Closing has occurred, and the amount of funds that shall be released from escrow representing Purchaser's purchase amount.

              1.2.3   Upon each successful Closing, the Escrow Agent shall release each Online Purchaser's funds to the Company. Each Purchaser shall have their Shares recorded in digital entry reflected on the books and records of the Company and verified by their transfer agent (if applicable). Upon written instruction by a Purchaser, the Company, or its authorized representative, may record the Shares beneficially owned by the Purchaser on the books and records of the Company in the name of a custodian as designated by the Purchaser.

        2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as <u>Exhibit B</u> to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date hereof, except as otherwise indicated.

2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   Capitalization. The authorized capital of the Company consists, immediately prior to the filing of the Restated Charter, of the following:

2.2.1   The Company has authorized 10,171,429 shares of common stock, par value $0.00001 (the "**Common Stock**"), of which (i) 6,950,000 are issued and outstanding, (ii) 2,171,429 are reserved for issuance upon the conversion of Preferred Stock and (iii) 1,050,000 have been reserved for issuance pursuant to an employee stock purchase plan (the "**Stock Plan**"), All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has not yet been adopted by the Board of Directors of the Company (the "**Board**") or approved by the Company's stockholders.

2.2.2   The Company has authorized 2,171,429 shares of preferred stock, par value $0.00001 (the "**Preferred Stock**"), of which 2,171,429 (100%) shares have been designated Series Seed Preferred Stock.

2.3   Subsidiaries. Except as set forth in the Disclosure Schedule attached as Exhibit B hereto, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation CF of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of Shares will be issued in compliance with all applicable federal and state securities laws. The Company hereby represents to Purchaser that it has obtained all consents and approvals necessary to adopt the Restated Charter as attached except that the actual number of Series A-CF Preferred Stock may be adjusted down (with adjustments to the number of authorized Preferred Stock) based on the number of Shares sold in the Offering.

2.6   Litigation. Except as set forth in the Disclosure Schedule attached as Exhibit B hereto, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7   Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8   Employee and Consultant Matters. Each current and former employee, consultant and officer of the Company has executed an agreement, in customary form or forms, with the Company regarding confidentiality and proprietary information, invention assignment. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions, except as set forth in the Disclosure Schedule attached as Exhibit B hereto. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 **Agreements**. Except for this Agreement and those set forth in the Disclosure Schedule set forth in Exhibit B attached hereto, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement, nor to the Company's knowledge is the other party in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 **Liabilities**. The Company has a $1,000,000 line of credit from Angel Studios, Inc. for purposes of purchasing ads for this Offering (the **"AS LOC"**). The Company may drawdown from the $1,000,000 amount until the conclusion of the Offering or approximately six months after the date the Form C was filed. Other than the AS LOC, the Company has no liabilities or obligations, contingent or otherwise, in excess of $50,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, except that Purchaser may designate a custodian to hold legal title of the Shares for their benefit and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, except in compliance with applicable laws.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the Offering of the Shares with the Company's management through the use of a discussion board or otherwise. The Purchaser has had an opportunity to thoroughly review the Form C. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, Shares issued through Regulation CF have a one-year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Act), after which they become freely transferable. While Shares issued through Regulation D are similarly considered "restricted securities", Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 **Legends**. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

"THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

3.7 **Sophisticated Purchaser**. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

3.8 **Investment Limits**. If Purchaser is not an "accredited investor" (as such term is defined in Rule 501 of Regulation D), then either:

3.8.1   Purchaser's net worth or annual income is less than $107,000, and the amount purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Act within the previous 12 months, is either less than or equal to (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

3.8.2   Both Purchaser's net worth and annual income are equal to or more than $107,000, and the amount purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Act within the previous 12 months, is less than or equal to 10% of the greater of its annual income or net worth, and does not exceed $107,000.

3.9 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser as set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser as set forth on the signature page hereto. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any Shares by such Purchaser. In addition, Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Purchaser is subject or in which Purchaser makes such purchases or sales, and Company has no responsibility therefor.

      3.11   **Required Information**. Purchaser acknowledges it has received all the information necessary or appropriate for deciding whether to invest, and Purchaser represents that Purchaser has had an opportunity to ask questions and receive answers from the Company, through the use of a discussion board or otherwise, regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided. If Purchaser is investing via the Online Platform, Purchaser understands that the Shares are being offered pursuant to a Form C filed with the SEC, and acknowledges that it has reviewed and received a copy of such.

      3.12   **Reliance on Advice**. The Purchaser acknowledges that it is not relying on the advice or recommendations of the Company or VAS Portal LLC or the affiliates of either, and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

      3.13   **Federal or State Agencies**. The Purchaser acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    4.   **COVENANTS OF THE COMPANY**.

      4.1   **Confidentiality**. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

      4.2   **Assignment of Company's Preemptive Rights**. The Company shall obtain at or prior to the Initial Closing, and shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions.

      4.3   **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series A-CF Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of Shares equal to the number needed for all authorized Series A-CF Preferred Stock to convert to Common Stock, regardless of whether or not all such shares have been issued at such time.

    5.   **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1 **Limitations on Disposition**. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a)   there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144, Rule 144A, Section 4(a)(7), or Regulation CF or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, estate planning purposes, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; <u>provided</u> that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; <u>provided</u> <u>however</u> that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, <u>then</u> the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; <u>provided</u>, <u>further</u>, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Shares), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the Shares then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and any transferee thereof.

5.4 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

      (a)   any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

      (b)   the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

      (c)   the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its

Stockholders in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series A-CF Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series A-CF Preferred Stock elect otherwise, (ii) each holder of a series of Series A-CF Preferred Stock will receive the same amount of consideration per share of such series of Series A-CF Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series A-CF Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **GENERAL PROVISIONS**.

6.1   **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2   **Governing Law**. This Agreement is governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3   **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

6.4   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections shall be deemed to be references to the sections of this Agreement, unless otherwise specifically stated herein.

6.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address or electronic mail address as set forth on the signature page hereto, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.7 **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding Shares (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 6.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section will be binding upon the Purchasers, each transferee of the Shares (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser, and each future holder of all such securities, and the Company.

6.8 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 5 and 6 and terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 5, Section 2, Section 3, Section 4.1 and this Section 6 will survive any termination of this Agreement.

6.11 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the State of Utah, county of Salt Lake, for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

6.12 **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

6.13 **Subscription Procedure**. All subscriptions made via the Online Platform will be processed via Regulation CF.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first agreed and accepted by the Company as written below.

PURCHASER:

By: _____

Name: _____

Title: _____

Email: _____

Address: _____

Purchase Amount: _____

Number of Shares: _____

Date: _____

AGREED AND ACCEPTED:

COMPANY:

Black Autumn Show, Inc.

By: _____

Name: Benton Crane

Title: CEO

Date: _____

EXHIBIT A

FORM OF RESTATED CHARTER

EXHIBIT B

DISCLOSURE SCHEDULE

Sections 2.11 and 2.12. The following debt constitutes a material contract and a line of credit that, during the term of the Offering, is expected to exceed the threshold set forth in each section, respectively.

The Company has a $1,000,000 line of credit from Angel Studios, Inc. for purposes of purchasing ads for this Offering. The Company may drawdown from the $1,000,000 amount until the conclusion of the Offering or approximately six months after the date this Form C was filed (the "**AS Loan Maturity Date**"). Subject to the ability of the parties to agree otherwise with respect to any drawdown on the loan, the entire amount will be due and payable on the AS Loan Maturity Date. If all amounts are paid by the due date, the Company will not pay interest on the loan.